Exhibit 12

VECTREN UTILITY HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratio)

	Twelve months	Twelve months	Twelve months	Six months	Six months
	Ended	Ended	Ended	Ended	Ended
	June 30,	December 31,	December 31,	June 30,	June 30,
	2007	2006	2005	2007	2006

Earnings: (1)
Net income (2)	$99,819	$91,377	$95,128	$58,882	$50,440
Income taxes	51,328	47,691	57,500	34,756	31,119
Fixed Charges (See below) (3)	78,216	78,345	71,007	38,369	38,498
Less: Preferred stock dividend	-	-	4	-	-
Total adjusted earnings	$229,363	$217,413	$223,631	$132,007	$120,057
Fixed charges: (3)
Total interest expense	$77,368	$77,538	$69,942	$38,007	$38,177
Interest component of rents	848	807	1,061	362	321
Preferred stock dividend	-	-	4	-	-
Total fixed charges	$78,216	$78,345	$71,007	$38,369	$38,498

Ratio of earnings to fixed charges	2.9	2.8	3.1	3.4	3.1

1.
For the purposes of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary.

   2.  Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle

3.
Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary.